Exhibit 99.1

 Check-Cap Initiates EU Post Approval Study Using Advanced C-Scan®

Advanced C-Scan Demonstrated Significant Improvement in Average Colon Imaging Coverage in Interim Clinical Evaluation

ISFIYA, Israel, March 12, 2018 /PRNewswire/ -- Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK) (NASDAQ: CHEKW), a clinical-stage medical diagnostics company engaged in the development of C-Scan®, an ingestible capsule for preparation-free, colorectal cancer screening, today announced it has initiated an EU post approval study using its Advanced C-Scan system, which has demonstrated significant improvement in average colon imaging coverage compared with the C-Scan version used in the multi-center clinical study that supported the Company's CE Mark approval received in January 2018.

Advanced C-Scan incorporates the latest algorithms and system optimization. A fully autonomous and adaptive system, Advanced C-Scan tailors scanning of the colon to the patient's natural colonic movements to maximize the amount of the colon that is tracked and imaged.

In an interim clinical study of Advanced C-Scan, evaluable results of 21 patients showed average colon imaging coverage of 64%, a 40% improvement over 46% average colon imaging coverage in the CE Mark study. As demonstrated in the CE Mark study, sensitivity (ability to correctly identify polyps) is strongly correlated (R-squared = 0.98) to the percentage of colon imaging coverage.  Sensitivity was 78% (p<0.05) for subjects with greater than 50% colon imaging coverage and 100% (p<0.05) for subjects with greater than 70% colon imaging coverage. Specificity (ability to correctly identify lack of polyps) was consistent at around 89%.

Alex Ovadia, CEO of Check-Cap stated, "We are very pleased to reach another target milestone and initiate our multi-center EU post approval study using Advanced C-Scan.  We anticipate that the system will allow us to achieve clinical performance consistent with those seen in the CE study with majority colon imaging coverage. We are focused on executing on our programs, and holding productive discussions with regulatory agencies in support of Advanced C-Scan. We intend to continue to define our U.S. clinical pathway and we plan to submit supplementary filings to the EU Notified Body in our continued leverage of our CE Mark as we work to determine our marketing and commercial pathways throughout 2018."

About Check-Cap

Check-Cap is a clinical-stage medical diagnostics company developing C-Scan®, an ingestible capsule-based system for preparation-free colorectal cancer screening.

Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally. This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, C-Scan removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness and sedation.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note On Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts
Vivian Cervantes
PCG Advisory
646-863-6274
vivian@pcgadvisory.com

Meirav Gomeh-Bauer
+972-54-4764979
Meirav@bauerg.com